SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                   Form 6-K/A

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        for the period ended 19 May 2003


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes                            No        |X|
                         ---------------               ----------------



The following replaces the disposal announcement released today 19 May 2003, at 16:57 under RNS number 2877L.

In the Notes to the Editors, the text should read: "Total recoverable reserves were... 5.8 billion cubic metres of gas..." and not 240 billion cubic metres, as previously stated.

All other details remain unchanged, and the full amended text appears below.



May 19, 2003


                  BP TO SELL GYDA FIELD INTERESTS TO TALISMAN


BP announced today that it has agreed to sell its 61 per cent operated share of the Gyda field for $90 million in a cash transaction to Talisman Energy Norge AS, a wholly owned subsidiary of the Canadian based company Talisman Energy Inc.

The sale has an effective date of 1 January 2003 and is subject to Norwegian regulatory consent and other approvals. The companies expect that the deal will be completed by 4Q 2003.

The transaction also includes BP's share of the Gyda gas pipeline and its full 45 per cent share of the adjacent exploration license PL 019 C.

The Gyda field's remaining gross booked recoverable reserves at January 2003 were 23.2 million barrels of oil equivalent (boe). Current gross production is approximately 13,000 boe per day.

Scott Kerr, head of BP's Norwegian Business Unit said: "We are pleased to have reached this agreement with Talisman. Talisman is a global operator with a proven track record of acquiring producing fields and focusing operations to improve performance and increase field life.

"The admission of a new entrant into the Norwegian Continental Shelf can only benefit the province as it matures. This is also aligned with the desire of the Norwegian authorities to have a greater diversity of companies to the region. We will provide all necessary assistance to Talisman and the employees to ensure a safe and smooth transfer of Gyda."

BP remains committed to Norway with significant investments in the Valhall and Ula fields, and is also a partner in Ormen Lange and operator for the Skarv field development. The company was awarded exploration acreage in Norway's 17th licensing round in 2002 and expects to participate in the 18th round.


Notes to Editors:

- The Gyda field is located in the Southern part of the North sea in block 2/1, license 019B. The license was awarded in 1965 and the field came on stream in 1990.

- Total recoverable reserves were 225 million barrels of oil, 5.8 billion cubic metres of gas and 26 million barrels of condensate. Other partners in the Gyda field are DONG (34 per cent) and AEDC (5 per cent).

Further enquiries:

Olav Fjellsa, Manager, Government and Public Affairs BP Norge
- tel: +47 5201 3490/ +47 9348 2060;
email: fjellso@bp.no

Jan Erik Geirmo, press spokesman BP Norge
- tel: +47 52 01 3205/+47 9348 2596
email: geirmojane@bp.com

John MacDonald, Talisman Inc:
44 1224 80 66 00, mobile:44 777 088 6912



                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 19 May 2003                            /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary